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                             January 6, 2022

       Robert J. Laikin
       Chief Executive Officer
       Novus Capital Corporation II
       8556 Oakmont Lane
       Indianapolis, IN 46260

                                                        Re: Novus Capital
Corporation II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed December 30,
2021
                                                            File No. 333-260307

       Dear Mr. Laikin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       General

   1. Please update executive compensation disclosure as of the fiscal year ended December 31,
                                                        2021.
       Novus - September 30, 2021 Unaudited Interim Financial Statements
       Note 2. Restatement of Previously Issued Financial Statements, page F-75

   2. Please refer to your inclusion of the restated balance sheet information as of February 8,
                                                        2021. This post-IPO
balance sheet, reflecting the receipt of the SPAC IPO net
                                                        proceeds, on an audited
basis was included in a Form 8-K dated February 12, 2021. Since that time, the post-IPO
balance sheet was restated on an unaudited basis to reflect the
 Robert J. Laikin
Novus Capital Corporation II
January 6, 2022
Page 2
         reclassification of all Class A common stock subject to possible redemption as temporary equity. Please amend the following forms or tell us why such amendment is unnecessary.
             Form 8-K filed on February 12, 2021 to include a restated audited post-IPO balance sheet and conforming restated auditors' report;
             Form 10-Q as of September 30, 2021 to remove disclosure of such unaudited restated
              February 8, 2021 balance sheet and include a referral to the amended Form 8-K, and;
             Form S-4 to separately include the restated audited post-IPO balance sheet and conforming restated auditors' report.


        You may contact Beverly Singleton at (202) 551-3328 or Kevin Woody at
(202) 551-
3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Sherry Haywood at
(202) 551-
3345 with any other questions.



FirstName LastNameRobert J. Laikin                           Sincerely,
Comapany NameNovus Capital Corporation II
                                                             Division of
Corporation Finance
January 6, 2022 Page 2                                       Office of
Manufacturing
FirstName LastName